Greg Jasenovec · 3rd

Chief Financial Officer at CLiCS LLC

Greater San Diego Area · 211 connections · Contact info

CLiCS LLC

Wisconsin

Experience

Chief Financial Officer
CLiCS LLC
Mar 2019 – Present · 1 yr 8 mos
La Jolla, CA

CEO/CFO
Elite Management Ventures
Jan 2017 – Present · 3 yrs 10 mos
Greater San Diego Area

Member Of The Board Of Advisors
Accel-RF Instruments Corporation
Dec 2016 – Present · 3 yrs 11 mos
San Diego, California, United States

Sr. Vice President & CFO
Miro Technologies
Jan 1998 – Aug 2016 · 18 yrs 8 mos

Group Controller
Ampco Metal
1981 – 1997 · 16 yrs

Education

Wisconsin
BS, Business
1978 – 1981

Skills & Endorsements

Process Improvement · 2

Shane Trefftzs and 1 connection have given endorsements fo

Program Management · 2

James Gardner PMP and 1 connection have given endorseme

Strategy · 1

Joe Keyter has given an endorsement for this skill

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